Action Business Coach Introduces New Radio Show

        Crown Point, IN (PRWEB) July 15, 2004 -- On Thursday, June 10, 2004,
        Action International announces their first business talk radio show, which will air on Monday, July 19, 2004, at 7:00 p.m. CT. The call-in number is (866) 233-7861. This show is an Internet broadcast and can be found at www.businessamericaradio.com.

        The "Coaches Office", which is the name of the show, will be a one hour live talk show designed for business owners who are looking to increase their profits, while spending less time in their business.
        The host of this radio talk show, Jeff Levin, who is an Action
        Business Coach, wants to capture more of a laid back approach, to show that business is suppose to be enjoyable, and at the same time, rewarding.

        Many business owners work too many hours therefore, don't have time to enjoy what they do on and off the field. Jeff will have guest speakers each week, along with thirteen different strategies, which will help business owners get a better grasp on their business and succeed. His topics will range anywhere from; Sales, Marketing & Advertising, Team
        Building & Recruitment, Goal Setting, Systems & Business Development,
        to Customer Service. Jeff plans to bring big business mentality to small owners. After all, our goal in business is quite simple...to help business owners reach their goals.

        Each week, people can call in and ask any questions about business and other related topics. Even if you have a quick question about your marketing plan, or an ad, give us a call and we'll do our best to make sure your idea or question is answered.

        Far too many people go into business and instead of them running the business, the business ends up running their lives. Owning a business is supposed to give you a better lifestyle, and NOT make you work harder and longer for less money. So, make sure you call in and take a step into the "Coaches Office", where we will be the driving force to helping YOU exceed YOUR GOALS!

        For further information regarding the radio talk show contact Jeff at
        www.actioncoaching.com/jefflevin.

        BusinessAmericaSM, a SurfNet Media Group, Inc. network station, is the industry leader in Internet talk radio. Broadcasting original content since September 2000, BusinessAmerica has become one of the best talk show radio stations on the Internet. BusinessAmerica broadcasts live twelve hours a day from 6am to 6pm PST. As a listener, all of our hosts and their guests encourage and welcome callers during the live broadcast. You can become part of a show with your questions or comments by simply calling 866-233-7861. Every show rebroadcasts exactly twelve hours later.